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AMERICA • ASIA PACIFIC • EUROPE

June 5, 2020

Kenneth Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Funds” or the “Trust”)
File Nos.: 033-63560 and 811-7762

Dear Mr. Ellington:

Thank you for your comments regarding the Certified Shareholder Report on Form N-CSR of the Funds, filed with the Securities and Exchange Commission on December 31, 2019, the Annual Report on Form N-CEN of the Funds filed on January 13, 2020, and the Monthly Portfolio Investments Report on Form N-PORT of the First Eagle High Yield Fund (now called the First Eagle High Income Fund) filed on October 31, 2019. This letter responds to your comments, which you provided to us by telephone on May 5, 2020.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the respective Report.

1.	COMMENT: With respect to the First Eagle Fund of America, you noted that the Fund discloses its derivatives holdings for the fiscal year-end without reviewing the effects of the derivatives in management’s discussion of the Fund’s performance (“MDFP”). You asked that management discuss the Fund’s use of derivatives in the MDFP to the extent the Fund’s use of derivatives is material. If the Fund’s use of derivatives is immaterial, you asked for supplemental confirmation.

RESPONSE: The Fund does not believe that the Fund’s use of derivatives warranted special discussion in the MDFP for the period since the Fund does not believe its use of derivatives is material. The Fund confirms that it will continue to consider the impact of derivatives in preparing these discussions going forward.

2.	COMMENT: With respect to the First Eagle High Yield Fund (now called the First Eagle High Income Fund), you noted that the “Growth of a $10,000 Initial Investment” line graph discloses the performance of Class I shares of the Fund. You also noted that Class I

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shares require a $1 million minimum investment. You asked whether this disclosure is consistent with Instruction 1(d) to Item 27(b) of Form N-1A.

RESPONSE: In future reports to shareholders, the Fund will include a “Growth of a $1,000,000 Initial Investment” line graph.

3.	COMMENT: With respect to the First Eagle High Yield Fund (now called the First Eagle High Income Fund) and First Eagle Global Income Builder Fund, you noted that each Fund holds securities that paid both cash and payments in-kind (“PIK”). You asked that the footnote descriptions of these securities in the Schedules of Investments be clarified to include the cash and PIK rates.

RESPONSE: In future reports to shareholders, the Funds will include both the cash and PIK rates, as applicable, in the descriptions of the securities in the Schedules of Investments.

4.	COMMENT: With respect to the First Eagle High Yield Fund (now called the First Eagle High Income Fund) and First Eagle Global Income Builder Fund, you noted that each Fund invests in certain loan assignments. You asked that the descriptions of the loan assignments include the tranche in the title of the issue. See Regulation S-X, 12-12.

RESPONSE: In future reports to shareholders, the Funds will include the tranche in descriptions of the loan assignments to that extent that information is available.

5.	COMMENT: With respect to each Fund, you asked that the Schedules of Investments in future reports to shareholders include the dollar amount and percentage of the portfolio classified as Rule 144A restricted securities.

RESPONSE: In future reports to shareholders, the Funds will include the dollar amount and percentage of the portfolios classified as Rule 144A restricted securities.

6.	COMMENT: With respect to each applicable Fund, and in particular the First Eagle Gold Fund, you asked why the change in unrealized appreciation (depreciation) disclosed in the Affiliated Securities table of the Schedules of Investments does not match the change in the unrealized appreciation (depreciation) for investments in securities of affiliated issuers in the Statement of Operations. See Regulation S-X, 12-14, footnote 6.

RESPONSE: With respect to each applicable Fund, and in particular the First Eagle Gold Fund, the differences between the Affiliated Securities table and Statement of Operations are attributable to: 1) inter-period additions and reductions of affiliated securities; and 2) the comparing of the period-over-period change in unrealized appreciation/(depreciation)

at the security-level in the Affiliated Securities table to the aggregate unrealized appreciation/(depreciation) in the Statement of Operations, which is stated at a point in time (October 31, 2019).

7.	COMMENT: For each of the First Eagle Global Fund, First Eagle Overseas Fund and First Eagle Global Income Builder Fund, you noted that the Funds disclose foreign tax reclaims receivables as of the most recent fiscal year-end. You asked for a supplemental explanation of the related countries and how the Funds monitor the collectability of foreign tax reclaims receivables.

RESPONSE: The fund administration group of First Eagle Investment Management, LLC (“FEIM”) reviews monthly outstanding tax reclaims reporting from its third-party administrator to ensure that all documentation is filed timely. Additionally, FEIM’s fund administration group meets with the tax department at its third-party administrator on a monthly basis to review outstanding reclaims, discuss any relevant market events that could impact receipt of the outstanding reclaim and any upcoming documentation requirements to ensure all deadlines are met. FEIM’s fund administration group routinely prepares reports on the reclaims received in the period and outstanding reclaims to date, and prepares for the Funds’ Board of Trustees a summary of current events that could affect the ability to receive those reclaims.

8.	COMMENT: You asked that the Additional Information section include a statement that additional information about the Trustees and Officers is included in the Funds’ Statement of Additional Information (“SAI”).

RESPONSE: In future reports to shareholders, the Funds will include a statement that additional information about the Trustees and Officers is included in the Funds’ SAI.

9.	COMMENT: You asked for supplemental confirmation that the Funds have adopted and are applying the provisions of Accounting Standards Update (“ASU”) 2017-08. You also asked why the Funds do not provide disclosure about the change in accounting principles as a result of ASU 2017-08.

RESPONSE: The Funds confirm that they have adopted the provisions of ASU 2017-08. The Funds likewise believe that the adoption of ASU 2017-08 was not a material change for the Funds. The Funds confirm that they will include statements on changes in accounting principles going forward.

10.	COMMENT: With respect to the First Eagle Gold Fund, you referred to the percentage of the Fund’s net assets invested in Canadian issuers. You asked why the Fund’s prospectus does not include disclosure of this strategy or the related risks.

RESPONSE: The Fund respectfully submits that this degree of country specific risk disclosure is not necessary and, if applied mechanistically, could imply frequent disclosure changes, certainly at each annual update and potentially quarterly or even monthly. That level of information ultimately could be viewed as less useful for investors than the Fund’s existing practice of referring broadly to non-U.S. risks as different from U.S. risks and developed economy risks as different from emerging market risks. That said, the Fund undertakes to include additional country-specific risk(s) at the next annual update, which will, assuming Canadian investments continue to be at this level, include Canada.

11.	COMMENT: With respect to the First Eagle Fund of America, you noted the Fund’s money market fund investments at period-end. You asked whether an acquired fund fees and expenses (“AFFE”) line item should be included.

RESPONSE: The Fund expects to supplement its prospectus to include an AFFE line item in its expense table.

12.	COMMENT: You asked that the Trust use the new format of Form N-CSR, which became effective on August 1, 2017. See Investment Company Reporting Modernization Frequently Asked Questions, FAQ 2 (Updated June 21, 2019).

RESPONSE: The new format of Form N-CSR will be utilized in all future reports to shareholders.

13.	COMMENT: You noted that the Trust’s response to Item B. 22 of Form N-CEN indicated that during the reporting period, there were payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating the Trust’s net asset value (“NAV”) (or NAV per share). You asked for a supplemental description of the nature of the material error corrections and the process used to correct the error.

RESPONSE: The NAV error was related to the manner in which as-of transactions were recorded by the Funds’ third-party administrator to align the Funds’ financial statements with U.S. GAAP at reporting period-ends. FEIM identified the error following the July 31, 2019 quarter-end review of the Funds’ performance. The as-of activity was backed out of the prior period and re-processed in the current period. The as-of activity process is now processed topside to the financial statements to ensure that errors of this type do not occur again.

For the Funds that were impacted by greater than ½ of 1% of the NAV threshold during the error period, in accordance with the Trust’s NAV error correction policy, FEIM reprocessed the shareholder activity for any shareholder harmed by the error. For instances where the shareholder benefited, but the Fund was harmed, the Funds’ third-party administrator reimbursed the Funds for their respective losses.

The Funds note that the NAV error was disclosed in the Funds’ Annual Report on Form N-CEN, as required. The Funds note also that the NAV error was not included in their financial statements because the error did not meet the materiality threshold for disclosure in the financial statements.

14.	COMMENT: You noted that the Form N-PORT filed on December 23, 2019, for the First Eagle High Yield Fund (now called the First Eagle High Income Fund) identifies two Level 3 securities: (1) Osum Production Corp., Term Loan (“Osum”); and (2) BI-LO Holding Finance LLC, 1st Lien Term Loan (“BI-LO”). You asked why the Fund’s Level 3 disclosure in the Annual Report for the year ended October 31, 2019, did not identify these securities.

RESPONSE: Osum and BI-LO were identified as Level 3 in the Form N-PORT and included in the Fund’s fair value table as a Level 3 security. These securities are also footnoted on the Statement of Investments that the value was determined using significant unobservable inputs.

These securities are not included in the Quantitative Information about Level 3 Fair Value Measurements as the securities are valued by brokers and pricing services. The inputs for these investments are not readily available or cannot be reasonably estimated as footnoted below the fair value table in the notes to financials.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner, Esquire (as Attorney for the Funds